Last coaching session - Did you upload video?

Madeleine MacRae
To: Michael Murphy <mmurphy@premiergenerators.com>

Mon 6/13/2022 7:12 AM

I was 99% sure I had loaded it the same evening... But you're right, it wasn't there.
Loaded now!!!

Also, as a really cool PS -- and one that it's HUGE -- I put the finishing touches on my Wefunder investment raise. I would love for you to take a look and see what you think. Here is the link: https://wefunder.com/homepro.toolbox/

All the best,

Madeleine MacRae

MM MacRae Coaching & Consulting | Homepro Toolbox
www.mmmacrae.com | www.homeprotoolbox.com
610-322-9066

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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